Exhibit 99.1

DHT HOLDINGS, INC. REPORTS THIRD QUARTER 2011 RESULTS AND DECLARES QUARTERLY DIVIDEND OF $0.03 PER SHARE

ST. HELIER, CHANNEL ISLANDS, October 25, 2011 – DHT Holdings, Inc. (NYSE:DHT) (“DHT” or the “Company”) today announced:

Highlights

•
Net income for the quarter after adjusting for a non-cash impairment charge of $56.0 million, was $3.3 million, or $0.05 per share, compared to net income of $3.6 million or $0.07 per diluted share for the third quarter of 2010.The Company declared a cash dividend of $0.03 per share for the quarter payable on November 16, 2011 for shareholders of record as of November 8, 2011.

•
The Company had a net loss for the quarter of $52.8 million or $0.82 per diluted share.  Due to the weak tanker markets and decline in values for second hand tankers, the company adjusted the carrying value of its fleet through a non-cash impairment charge of $56.0 million, or $0.87 per share.

•	The Company made a voluntary prepayment of $24 million under its credit facility with RBS reflecting the decline in values for second hand tankers and to remain in compliance with its covenants.

Svein Moxnes Harfjeld and Trygve Munthe stated: ”Due to the decline in second hand values for tankers, we prepaid $24 million of debt and made an impairment charge of $56.0 million during the quarter.  We enjoyed steady operations and good charter cover that resulted in an EBITDA of $13.6 million.

•
On August 5, 2011, the Company announced that it had decided to withdraw its offer for all of the issued and outstanding shares of Saga Tankers as the conditions set out in the transaction agreement were not fulfilled.

•	Revenue for the third quarter was $26.6 million. Ten vessels are on period charters until 2012 – 2018 and the DHT Phoenix and Venture Sprit are employed in the Tankers International pool.

•
Vessel operating expenses for the quarter were $8.2 million compared to $6.8 million in the same quarter last year.  The increase is a direct reflection of fleet expansion during the first half of 2011.

•
G&A for the quarter was $2.3 million including non-cash cost related to restricted share agreements for management and board.  G&A for the quarter includes $0.3 million related to the offer to acquire Saga Tankers.

•	Net financial expenses of $1.9 million include net non-cash gain on interest rate swaps of $0.7 million as well as amortization of unrealized loss of interest swap of $0.4 million.

•	Adjusted for the non-cash impairment charge and non-cash interest rate swap related items, net income for the quarter was $2.9 million, or $0.05 per share.

•	Cash on hand at quarter-end was $45.4 million. The difference in cash from June 30, 2011 was mainly due to the voluntary prepayment of $24 million under the credit agreement with RBS.

DHT will host a conference call at 8:00 a.m. EDT on Tuesday October 25, 2011 to present the results for the quarter. See below for further details.

Third Quarter Results
The Company today reported revenues for the period from July 1 to September 30, 2011 of $26.6 million, compared to revenues of $23.3 million for the prior-year period.  For the quarter there was no profit sharing under our profit-sharing arrangements.

Our vessels were on-hire 99.7% for the quarter. This does not include planned off-hire during the quarter related to the DHT Chris completing its special survey and dry-dock.  The next scheduled class surveys are special surveys and dry-docks for two VLCCs; one each in the fourth quarter 2011 and first quarter 2012.  In addition, two Aframax vessels are scheduled for interim surveys in the fourth quarter of 2011.

Vessel expenses for the quarter were $8.2 million which included costs related to the transfer of one vessels to a new technical manager compared to $6.8 million during the third quarter of 2010.  The increase is a direct reflection of fleet expansion during the first half of 2011. Charter hire expense for the quarter was $2.5 million related to the charter in of the Venture Spirit.  There was no charter hire expense during the third quarter of 2010.

Depreciation and amortization, including depreciation of capitalized dry docking costs, was $8.4 million for the quarter compared with $7.2 million for the same period of 2010. The increase was due to depreciation on the two vessels acquired during 2011 which was partially offset by impact on depreciation of increasing the residual value of our other vessels as of January 1, 2011.

Due to the weak tanker markets and decline in values for second hand tankers, the Company has recorded an impairment charge of $56.0 million in the third quarter.  The impairment charge is a non-cash item. There was no impairment charge for the same period in 2010.

G&A for the quarter was $2.3 million including non-cash charge related to restricted share agreements for our management and board of directors.  G&A for the quarter include $0.3 million related to the offer to acquire Saga Tankers. G&A for the third quarter of 2010 was $2.1 million.

Net financial expenses of $1.9 million for the quarter included a net non-cash gain on interest rate swaps of $0.7 million compared with $3.7 million in net financial expenses for the same quarter of 2010. The decline in net financial expense is mainly due to the expiry of an interest rate swap in October 2010.

We had a net loss for the quarter of $52.8 million or $0.82 per diluted share.  Adjusted for the non-cash impairment charge, net income for the quarter was $3.3 million, or $0.05 per share compared to net income of $3.6 million or $0.07 per diluted share, for the third quarter of 2010. After adjusting for the non-cash impairment charge and non-cash financial items related to interest rate swaps, net income for the quarter was $2.9 million or $0.5 per diluted share compared to $3.5 million or $0.07 per diluted share, for the third quarter of 2010.  Operating cash flow after debt service1 was a negative $13.9 million as a result of the $24 million voluntary prepayment under the RBS credit agreement or $(0.22) per share compared to a positive $10.6 million or $0.22 per diluted share, for the third quarter of 2010. Operating cash flow in the third quarter of 2011 excluding the $24 million voluntary debt prepayment was $10.1 million, or $0.16 per share.

For the third quarter of 2011, net cash flows provided by operating activities were $5.6 million, compared to $8.9 million for the prior-year period. Lower net income and use of cash for operating assets mainly related to the difference in the recording date for prepaid charter hire during the third quarter of 2011 compared with the same period of 2010 was partially offset by the non-cash impairment charge and higher depreciation during the third quarter of 2011.

Cash used in investing activities was $1.8 million for the third quarter of 2011 mainly due to the DHT Chris completing its special survey and dry-dock during the period. There were no investments during the same period of 2010.

Cash flows used in financing activities was $31.7 million mainly related to voluntary prepayment of $24 million in long term debt and the payment of dividends. This compared to net cash flows used in financing activities of $4.9 million for the third quarter of 2010 which related to the payment of dividends.

At the end of the third quarter of 2011, our cash balance was $45.4 million compared with $58.6 million at December 31, 2010.  As of the date of our most recent compliance certificates submitted for the third quarter, we remain in compliance with our financial covenants.

We declared a cash dividend of $0.03 per share for the third quarter payable on November 16, 2011 for shareholders of record as of November 8, 2011.

Results for the first nine months of 2011

For the nine month period ending September 30, 2011, our company had revenues of $74.8 million, compared to revenues of $66.8 million for the prior-year period.  For the nine month periods ending September 30, 2011 and 2010 there was no profit sharing under our profit-sharing arrangements. The increase in revenues was mainly due to the addition of three vessels to our fleet during the first half of 2011. The DHT Phoenix was delivered to us on March 2, 2011 and entered the Tankers International Pool on April 14, 2011. The DHT Eagle was delivered to us on May 27, 2011 and is employed on a two year time charter at $32,300 net per day.  The Venture Spirit was delivered on May 16, 2011 and is employed in the Tankers International Pool.

Our vessels were on-hire 99.6 % for the nine month period. This does not include planned off-hire during the period related to the DHT Ann and DHT Chris completing their special surveys and dry-docks.

Voyage expenses of $1.3 million in the nine months of 2011 relate to bunker consumption to reposition the newly acquired DHT Phoenix to enter the Tankers International Pool. There were no similar expenses during the corresponding period of 2010.

Vessel expenses for the nine month period ending September 30, 2011 were $23.2 million compared to $22.9 million for the prior-year period. The increase is a direct reflection of fleet expansion during the first half of 2011. Charter hire expense for the 2011 period was $3.7 million related to the charter in of the Venture Spirit.  There was no charter hire expense during the corresponding period in 2010.

Depreciation and amortization expenses, including depreciation of capitalized dry docking costs, were $23.0 million for the nine month period ending September 30, 2011 compared with $21.2 million for the same period of 2010.  The increase was due to depreciation on the two vessels acquired during 2011 which was partially offset by impact on depreciation of increasing the residual value of our other vessels as of January 1, 2011.

Due to the weak tanker markets and decline in values for second hand tankers, the Company has recorded an impairment charge of $56.0 million in the third quarter.  The impairment charge is a non-cash item. There was no impairment charge for the same period in 2010.

G&A for the first nine months of 2011 was $7.0 million including non-cash cost related to restricted share agreements for our management and board of directors, compared to $6.3 million for the prior year period.  G&A for the first nine month period of 2011 includes a high level of activity including vessel inspections, equity offering, contemplated Saga Tankers acquisition, and fleet expansion.

Net financial expenses were $5.0 million for the first nine months of 2011 compared to $17.1 million in the prior year period.  Net financial expenses for the period included a net non-cash gain on interest rate swaps of $0.5 million. The decline in net financial expense is mainly due to the expiry of an interest swap in October 2010, a $3.7 million cost related to the early termination of $35 million of interest rate swaps as well as higher non-cash swap expenses in the same period in 2010.

We had a net loss for the nine month period ending September 30, 2011 of $44.5 million or $0.72 per diluted share.  Adjusted for the non-cash impairment charge, we had a net income of $11.5 or $0.19 per share for the period compared to net loss of $0.1 million or $(0.01) per diluted share for the prior year period.  After adjusting for non-cash the impairment charge and non-cash financial items related to interest rate swaps, net income for the nine month period ending September 30, 2011 was $11.0 million or $0.18 per diluted share compared to $1.2 million or $0.02 per diluted share, for the prior year period.  Operating cash flow after debt service1 was $8.2 million as a result of the $24 million voluntary prepayment under the RBS credit agreement or $0.13 per share compared to $22.5 million or $0.46 per diluted share, for the prior year period. Operating cash flow for the nine month period excluding the $24 million voluntary debt prepayment was $32.2 million, or $0.52 per share.

For the nine month period ended September 30, 2011, net cash flows provided by operating activities was $24.0 million, compared to $23.2 million for the prior-year period. Lower net income in the nine months of 2011 compared with the same period of 2010 was a result of the non cash impairment charge in the 2011 period and use of cash for operating assets and liabilities during the first nine months of 2011 mainly related to working capital requirements related to the two vessels which commenced their employment in the Tankers International Pool and lower prepaid charter hire.

Cash used in investing activities was $121.3 million for the first nine months of 2011 mainly due to the acquisitions of vessels during the period. There were no investments during the same period of 2010.

Cash flows provided from financing activities for the nine month period ended September 30, 2011 was $84.1 million mainly due to issuance of common stock and long term debt, partially offset by the repayment of $25.8 million in long term debt and $17.8 million in dividends. For the first nine months of 2010, net cash flows used in financing activities was $37.8 million which related to the payment of dividends and repayment of long term debt. Working capital, defined as total current assets less total current liabilities, was $39.1 million as of September 30, 2011 compared with $46.1 million at December 31, 2010. As of September 30, 2011 we have no commitments for capital expenditures other than for maintenance such as mandatory interim and special surveys.

We monitor our covenant compliance on an ongoing basis. Decline in vessel values could result in our company no longer being in compliance with its minimum value covenants. Such non-compliance could result in our company making pre-payments under its credit agreements. As of the date of our most recent compliance certificates submitted for the third quarter, we remain in compliance with our financial covenants.

1
Operating cash flow after debt service represents the sum of net income, amortization of unrealized loss of interest rate swaps, fair value (gain)/loss on derivative financial instrument, depreciation and amortization, impairment charge and repayment of long term debt.  Please refer to the table for reconciliation between net income and operating cash flow after debt service.

Reconciliation of non-IFRS financial measures
($ in thousands except shares and per share amounts)

	3Q 2011	3Q 2010	9 months	9 months
	Jul.1 - Sep. 30, 2011	Jul.1 - Sep. 30, 2011	Jan. 1 - Sep. 30, 2011	Jan. 1 - Sep. 30, 2011
	Unaudited	Unaudited	Unaudited	Unaudited

Net Income/(loss)	(52,754)	3,578	(44,465)	(658)
Amortization of unrealized loss of interest rate swaps	423	2,002	1,337	11,092
Fair value (gain)/loss on derivative financial instrument	(750)	(2,096)	(1,847)	(9,217)
Impairment charge	56,000	-	56,000	-
Net Income/(loss) adjusted for non-cash financial items and Impairment charge	2,919	3,484	11,025	1,217

Weighted average number of shares (diluted)	64,450,762	48,762,255	62,190,586	48,727,580
Net Income adjusted for non-cash financial items
per share	0.05	0.07	0.18	0.02

Net income/(loss)	(52,754)	3,578	(44,465)	(658)
Amortization of unrealized loss of interest rate swaps	423	2,002	1,337	11,092
Fair value (gain)/loss on derivative financial instruments	(750)	(2,096)	(1,847)	(9,217)
Depreciation and amortization	8,445	7,152	22,985	21,240
Impairment charge	56,000	-	56,000	-
Repayment of long term Debt*	(25,234)	-	(25,843)	-
Operating cash flow after debt service	(13,870)	10,636	8,167	22,457
*3Q 2011 inkludes $24 mill. in voluntary prepayment

Operating cash flow after debt service per share	(0.22)	0.22	0.13	0.46

EARNINGS CONFERENCE CALL INFORMATION

DHT will host a conference call at 8:00 a.m. EDT Tuesday October 25, 2011 to discuss the results for the quarter.  All shareholders and other interested parties are invited to join the conference call, which may be accessed by calling 1 877 249 9037 within the United States, 23162771 within Norway and +44 207 136 5054 for international callers. The passcode is “DHT”.  A live webcast of the conference call will be available in the Investor Relations section on DHT's website at http://www.dhtankers.com.

An audio replay of the conference call will be available through November 8, 2011.  To access the replay, dial 1 866 932 5017 within the United States, 21000498 within Norway or +44 207 111 1244 for international callers and enter 7243020# as the pass code.

Forward Looking Statements

This press release contains assumptions, expectations, projections, intentions and beliefs about future events, in particular regarding daily charter rates, vessel utilization, the future number of newbuilding deliveries, oil prices and seasonal fluctuations in vessel supply and demand. When used in this document, words such as “believe,” “intend,” “anticipate,” “estimate,” “project,” “forecast,” “plan,” “potential,” “will,” “may,” “should” and “expect” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.  These statements reflect the Company’s current views with respect to future events and are based on assumptions and subject to risks and uncertainties.  Given these uncertainties, you should not place undue reliance on these forward-looking statements.  These forward-looking statements represent the Company’s estimates and assumptions only as of the date of this press release and are not intended to give any assurance as to future results.  For a detailed discussion of the risk factors that might cause future results to differ, please refer to the Company’s Annual Report on Form 20-F, filed with the Securities and Exchange Commission on March 31, 2011.

The Company undertakes no obligation to publicly update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events or otherwise, except as required by law.  In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this press release might not occur, and the Company’s actual results could differ materially from those anticipated in these forward-looking statements.

CONTACT:
Eirik Ubøe
Phone: +44 1534 639 759 and +47 412 92 712
E-mail:  eu@dhtankers.com

DHT HOLDINGS, INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2011

DHT HOLDINGS, INC.

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION
($ in thousands except per share amounts)

ASSETS	Note	Sep. 30 2011	Dec. 31 2010
Current assets		Unaudited	Audited
Cash and cash equivalents		$45,393	58,569
Accrued charter hire		4,520	464
Prepaid expenses		2,182	2,713
Total current assets		52,095	61,746

Vessels	5	459,981	412,744
Other assets		559	21
Other long term receivables		118	844
Deposit for vessel acquisition	5	-	5,500
Total assets		512,752	480,855

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
Accounts payable and accrued expenses		4,514	4,449
Derivative financial instruments	4	3,413	3,065
Current portion long term debt	4	4,938	-
Prepaid charter hire		150	8,088
Total current liabilities		13,014	15,602

Non-current liabilities
Long term debt	4	294,789	265,231
Derivative financial instruments	4	1,038	3,224
Other long term liabilities		327	457
Total non-current liabilities		296,154	268,912

Total liabilities		309,168	284,514

Stockholders' equity
Common stock	6, 7	640	487
Paid-in additional capital	6, 7	308,485	240,537
Retained earnings/(deficit)		(104,383)	(42,188)
Other components of equity		(1,158)	(2,495)
Total stockholders equity		203,584	196,341

Total liabilities and stockholders' equity		512,752	480,855

DHT HOLDINGS, INC.
CONDENSED CONSOLIDATED INCOME STATEMENT
($ in thousands except per share amounts)

		3Q 2011	3Q 2010	9 months	9 months
		Jul. 1 - Sep. 30	Jul. 1 - Sep. 30	Jan. 1 - Sep. 30	Jan. 1 - Sep. 30
	Note	2011	2010	2011	2010
		Unaudited	Unaudited	Unaudited	Unaudited
Gross revenues		$26,639	$23,304	$74,811	$66,801

Operating expenses
Voyage expenses		-	-	(1,294)	-
Vessel expenses		(8,197)	(6,803)	(23,187)	(22,870)
Charter hire expense		(2,484)	-	(3,687)	-
Depreciation and amortization	5	(8,445)	(7,152)	(22,985)	(21,240)
Impairment charge	5	(56,000)	-	(56,000)	-
General and administrative expense		(2,349)	(2,094)	(7,021)	(6,290)
Total operating expenses		$(77,476)	$(16,049)	$(114,174)	$(50,400)

Operating income/(loss)		$(50,837)	$7,255	$(39,363)	$16,401

Interest income		17	50	80	100
Interest expense		(1,979)	(3,821)	(5,352)	(11,574)
Fair value gain/(loss) on derivative financial instruments	4	327	94	501	(1,875)
Other Financial income/(expenses)		(260)	-	(260)	(3,710)
Profit/(loss) before tax		$(52,732)	$3,578	$(44,394)	$(658)

Income tax expense		(22)	-	(72)	-
Net income/(loss) after tax		$(52,754)	$3,578	$(44,465)	$(658)
Attributable to the owners of parent		$(52,754)	$3,578	$(44,465)	$(658)

Basic net income per share		(0.82)	0.07	(0.72)	(0.01)
Diluted net income per share		(0.82)	0.07	(0.72)	(0.01)

Weighted average number of shares (basic)		64,450,762	48,762,255	62,172,378	48,727,580
Weighted average number of shares (diluted)		64,450,762	48,762,255	62,190,586	48,727,580

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

Profit for the period		$(52,754)	$3,578	(44,465)	(658)

Other comprehensive income:
Reclassification adjustment from previous cash flow hedges		423	2,002	1,337	11,092
Total comprehensive income for the period		$(52,331)	$5,580	$(43,128)	$10,434

Attributable to the owners of parent		$(52,331)	$5,580	$(43,128)	$10,434

DHT HOLDINGS, INC.
CONDENSED CONSOLIDATED STATEMENT OF CASH FLOW
($ in thousands)

		3Q 2011	3Q 2010	9 months	9 months
	Note	Jul. 1 -Sep.30 2011	Jul. 1 -Sep.30 2010	Jan. 1 - Sep. 30, 2011	Jan. 1 - Sep. 30, 2010
		Unaudited	Unaudited	Unaudited	Unaudited
Cash Flows from Operating Activities:
Net income/(loss)		$(52,754)	$3,578	$(44,465)	$(658)
Items included in net income not affecting cash flows:
Depreciation and amortization	5	8,490	7,197	23,077	21,380
Impairment charge	5	56,000	-	56,000	-
Amortization related to interest and swap expense		(327)	(94)	(501)	1,875
Deferred compensation related to options and restricted stock		272	404	648	751
Changes in operating assets and liabilities:
Accrued charter hire, prepaid expenses and long term receivables		2,040	43	(2,798)	748
Accounts payable, accrued expenses, prepaid charter hire and
long term liabilities		(8,133)	(2,243)	(7,951)	(869)
Net cash provided by operating activities		$5,589	$8,885	$24,010	$23,227

Cash Flows from Investing Activities:
Decrease/(increase) in vessel acquisitions deposits		-	-	5,500	-
Investment in vessels		(1,755)	-	(126,158)	-
Investment in fixtures and fittings		(67)	-	(625)	-
Net cash used in investing activities		$(1,823)	$-	$(121,282)	$-

Cash flows from Financing Activities
Issuance of common stock	6, 7	-	-	67,540	-
Cash dividends paid	7	(6,445)	(4,876)	(17,772)	(9,848)
Issuance of long term debt	4	-	-	60,169	-
Repayment of long-term debt	4	(25,234)	-	(25,843)	(28,000)
Net cash provided by/(used) in financing activities		$(31,679)	$(4,876)	$84,094	$(37,848)

Net increase/(decrease) in cash and cash equivalents		(27,913)	4,009	(13,179)	(14,621)
Cash and cash equivalents at beginning of period		73,305	54,034	58,569	72,664
Cash and cash equivalents at end of period		$45,392	$58,043	$45,390	$58,043

Specification of items included in operating activities:
Interest paid		1,915	3,704	5,087	11,681
Interest received		17	50	80	100

DHT HOLDINGS, INC.
SUMMARY CONSOLIDATED STATEMENT OF CHANGES
IN SHAREHOLDERS’ EQUITY
($ in thousands except shares)
Unaudited

		Common Stock		Paid-in Additional	Retained	Cash Flow	Total
	Note	Shares	Amount	Capital	Earnings	Hedges	Equity

Balance at January 1, 2010		48,675,897	$487	$239,624	$(33,824)	$(14,363)	$191,924
Total comprehensive income					(658)	11,092	10,434
Cash dividends declared and paid	7				(9,848)		(9,848)
Issue of common stock							–
Compensation related to options and restricted stock		86,358		751			751
Balance at September 30, 2010		48,762,255	487	240,375	(44,330)	(3,271)	193,261

Balance at January 1, 2011		48,921,961	$487	$240,537	$(42,188)	$(2,495)	$196,341
Total comprehensive income					(44,465)	1,337	(43,128)
Cash dividends declared and paid	7				(17,772)		(17,772)
Issue of common stock	6	15,425,300	154	67,342			67,496
Compensation related to options and restricted stock		103,501		647			647
Balance at Sept 30, 2011		64,450,762	641	308,526	(104,425)	(1,158)	203,584

 NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIOD ENDED SEPTEMBER 30, 2011

Note 1 – General information
DHT Holdings, Inc. (“DHT” or the “Company”) is a limited company incorporated under the laws of the Marshall Islands whose shares are listed on the New York Stock Exchange. The Company’s principal executive office is located at 26 New Street, St Helier, Jersey, Channel Islands. The Company’s principal activity is the ownership and operation of a fleet of crude oil carriers. Our strategy is to employ our vessels in a combination of charters with stable cash flow and market exposure.

The financial statement were approved by the Board of Directors on October 23, 2011 and authorized for issue on October 25, 2011.

Note 2 – General accounting principals
The condensed consolidated interim financial statements do not include all information and disclosure required in the annual financial statements and should be read in conjunction with DHT’s audited consolidated financial statements included in its Annual Report on Form 20-F for 2010.

The condensed financial statements have been prepared in accordance with IAS 34 “Interim Financial Reporting” as issued by the International Accounting Standards Board (“IFRS”).

The condensed financial statements have been prepared on a historical cost basis, except for derivative financial instruments that have been measured at fair value. The accounting policies that have been followed in these condensed financial statements are the same as presented in the 2010 audited consolidated financial statements.

The Board confirms that these interim financial statements have been prepared on a going concern basis.

Changes in accounting policy and disclosure

New and amended standards, and interpretations mandatory for the first time for the financial year beginning 1 January 2011 but not currently relevant to the group (although they may affect the accounting for future transactions and events). The adoption did not have any effect on the financial statements;

●	Revised IAS 24 (revised), ‘Related party disclosures’, issued in November 2009. Effective 1 January 2011.

●	Classification of rights issues’ (amendment to IAS 32), issued in October 2009. The amendment applies to annual periods beginning on or after 1 February 2010.

●	IFRIC 19, ‘Extinguishing financial liabilities with equity instruments’, effective 1 July 2010.

●
Prepayments of a minimum funding requirement’ (amendments to IFRIC 14). The amendments correct an unintended  consequence of IFRIC 14, ‘IAS 19 – The limit on a defined benefit asset, minimum funding requirements and their  interaction’.

●	Annual Improvements project, The improvement project is an annual project that provides a mechanism for making necessary but non urgent amendments in several standards.

Note 3 – Segment reporting
Since DHT’s business is limited to operating a fleet of crude oil tankers, management has organized the entity as one segment based upon on the service provided. Consequently, the Company has one operating segment as defined in IFRS 8, Operating Segments.  The Company’s vessels carry crude oil only. The Company’s management manages the Company’s operations as one business segment.

Entity-wide disclosures:

Information about major customers:

As of September 30, 2011, ten of the Company’s 12 vessels are on charter, pursuant to either time charters or bareboat charters, of which nine vessels are on charter to wholly-owned subsidiaries of Overseas Shipholding Group, Inc .(“OSG”) and one vessel is on charter to a wholly-owned subsidiary of Frontline, Ltd. The charters’ payments under the charters are a major source of revenue for the Company. Two vessels are operating in the Tankers International pool.

Note 4 – Interest bearing debt
As of September 30, 2011, DHT had total outstanding interest bearing debt totalling $301,156,250 of which $180,000,000 is priced at Libor+0.70%, $62,000,000 is priced at Libor+0.85%, $26,281,250 is priced at Libor+2.75% and $32,875,000 is priced at Libor+2.50%. Interest is payable quarterly in arrears. As of September 30, 2011, the Company had one interest rate swap in an amount of $65,000,000 under which DHT pays a fixed rate of 5.95% including margin of 0.85%. From January 1, 2009 the Company has discontinued hedge accounting on a prospective basis. Derivatives are re-measured to their fair value at each balance sheet date. The resulting gain and loss is recognized in profit or loss.

The Company’s credit agreements contain a financial covenant related to the charter-free market value of the Company’s vessels that secure the obligations under the credit facilities. With regards to the credit agreement with the Royal Bank of Scotland totaling $242,000,000 the charter free value (broker valuations) of the vessels that secure the obligations under this credit facility shall at all times be above 120% of the outstanding under the loan plus the actual or notional cost of terminating the interest rates swap. In order to stay in compliance with this covenant, the Company made a voluntary prepayment of $24,000,000 in the third quarter. With regards to the credit agreement related to the DHT Phoenix totaling $26,281,250 and DHT Eagle totaling $32,875,000 entered into in the first half of 2011, the charter free value of the vessel shall at all times be above 130% of the outstanding under the respective loans. These two credit facilities also contain financial covenants related to each of the borrowers as well as DHT on a consolidated basis.

As of September 30, 2011 the Company was in compliance with the financial covenants.

Note 5 – Vessels and Vessel Acquisitions
The carrying values of our vessels may not represent their fair market value at any point in time since the market prices of second-hand vessels tend to fluctuate with changes in charter rates and the cost of constructing new vessels.  Historically, both charter rates and vessel values have been cyclical.  The carrying amounts of vessels held and used by us are reviewed for potential impairment whenever events or changes in circumstances indicate that the carrying amount of a particular vessel may not be fully recoverable. As a result of the decline in charter rates and vessels value during 2011, the Company has performed an impairment test using the “value in use” method as of September 30, 2011.

In assessing “value in use”, the estimated future cash flows are discounted to their present value.  In developing estimates of future cash flows, we must make assumptions about future charter rates, ship operating expenses, the estimated remaining useful lives of the vessels and the discount rate.  These assumptions are based on current market conditions, historical trends as well as future expectations.  Although management believes that the assumptions used to evaluate potential impairment are reasonable and appropriate, such assumptions are highly subjective.

The impairment test has resulted in an impairment charge in the third quarter of $56.0 million. The impairment test has been performed using an estimated weighted average cost of capital (“WACC”) of 8.47%.  If the estimated WACC had been 9.47%, the impairment charge would have been $63.3 million.  If the estimated future cash flows had been 10% lower, the impairment charge would have been $70.3 million.

(USD 000)
Net carrying amount at December 31, 2009	441,036
Additions	99
Disposals	-
Depreciation expense	(28,392)
Impairment	-
Net carrying amount at December 31, 2010	412,743
Additions	126,158
Disposals	-
Depreciation expense	(22,920)
Impairment	(56,000)
Net carrying amount at September 30, 2011	459,981

On March 1, 2011 DHT took delivery of the DHT Phoenix, a 1999 built VLCC. The purchase price was $55,000,000 which has been financed with cash and $27,500,000 in debt financing. The vessel is operating in the Tankers International Pool with effect from April 14, 2011.

On May 16, 2011, the Company announced that it has time chartered in the Venture Spirit, a 2003 built VLCC, for a period of 16 to 18 months at a rate of USD 27,000 per day. DHT has a continuous option during the charter to purchase the vessel at USD 65 million for the first 6 month period, USD 66 million for the second 6 month period and USD 67 million for the third 6 month period. The vessel was delivered on May 16, 2011 and is employed in the Tankers International Pool.

On May 27, 2011 DHT took delivery of the DHT Eagle, a 2002 built VLCC. The purchase price was $67,000,000 which has been financed with cash and $33,500,000 in debt financing. The vessel is employed on a two year time charter at $32,300 net per day, with effect from May 28, 2011.

Note 6 – Equity Offering
In February 2011, DHT issued a total of 15,425,300 shares of common stock with par value of $0.01 per share for total net proceeds of $67,540,343 after underwriting discount and expenses amounting to $4,187,302.

Note 7 – Stockholders equity and dividend payment

	Common stock	Preference stock
Issued at December 31, 2010	48,921,961	0
New shares issued	15,528,801	0
Issued at September 30, 2011	64,450,762	0
Par value	$0.01	$0.01
Numbers of shares authorized for issue
at September 30, 2011	125,000,000	1,000,000

Common stock:
Each outstanding share of common stock entitles the holder to one vote on all matters submitted to a vote of stockholders.

Preference stock:
Terms and rights of Preference shares will be established by the board when or if such shares would be issued.

Dividend payment:

Dividend payment as of September 30, 2011:

Payment date:	Total payment	Per share
February 11, 2011	$ 4.9 million	$0.10
May 10, 2011	$ 6.4 million	$0.10
August 4, 2011	$ 6.4 million	$0.10
Total payment as of September 30, 2011:	$ 17.8 million	$0.30

Dividend payment 2010:

Payment date:	Total payment	Per share
June 8, 2010	$ 4.9 million	$0.10
September 17, 2010	$ 4.9 million	$0.10
November 22, 2010	$ 4.9 million	$0.10
Total payment in 2010:	$ 14.7 million	$0.30

Note 8 - Financial risk management, objectives and policies
Note 9 in the 2010 annual report provides for details of financial risk management objectives and policies.

The Company’s principal financial liabilities consist of long term debt and derivatives. The main purpose of these financial liabilities is to finance the Company’s operations. The Company’s financial assets mainly comprise cash.
The Company is exposed to market risk, credit risk and liquidity risk. The Company’s senior management oversees the management of these risks.

Note 9 – Withdrawal of offer to acquire Saga Tankers
On May 31, 2011, the Company announced that it would offer to acquire all the shares of Saga Tankers through a voluntary exchange offer whereby the Saga Tankers shareholders will be offered 0.25 DHT shares per Saga Tankers share.  On August 5, 2011, the Company announced that it had decided to withdraw its offer for all of the issued and outstanding shares of Saga Tankers as the conditions set out in the transaction agreement were not fulfilled.

Note 10 – Subsequent Events
On October 19, 2011 the Board of Directors approved a dividend of $0.03 per share to be paid on November 16, 2011 for shareholders of record as of November 8, 2011 related to the third quarter 2011.